UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Precision Optics Corporation, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

740294301

(CUSIP Number)

John Shin, Esq.

Silverman Shin & Byrne PLLC

88 Pine Street, 22nd Fl.

New York, NY 10005

(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 6, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Hershey Management I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,480
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 986,480
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,480
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14		TYPE OF REPORTING PERSON IA

1		NAME OF REPORTING PERSONS Hershey strategic capital, lp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,480
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 986,480
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,480
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14		TYPE OF REPORTING PERSON PN

1		NAME OF REPORTING PERSONS Hershey Strategic Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 986,480
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 986,480
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 986,480
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14		TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer.

There is no change to the information set forth in Item 1 of the previously filed Schedule 13D.

Item 2.	Identity and Background.

There is no change to the information set forth in Item 2 of the previously filed Schedule 13D, other than as follows:

(b) The principal office and business address of the Reporting Persons is 6 Pompano Road, Rumson, NJ 07760.

Item 3.	Source and Amount of Funds or Other Consideration.

There is no change to the information set forth in Item 2 of the previously filed Schedule 13D.

Item 4.	Purpose of Transaction.

There is no change to the information set forth in Item 4 of the previously filed Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 986,480 shares of Common Stock), representing 10.5% of the outstanding shares of Common Stock (based upon 9,428,472 shares of Common Stock outstanding as of September 15, 2017, as reported in the Issuer’s Annual Report on Form 10-K for the year ended June 30, 2017).

(b) As the investment advisor, Hershey Management I, LLC, has the power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c) No transactions in the Common Stock were effected by the Reporting Persons since the most recently filed Schedule 13D, except on October 6, 2017, Hershey Strategic Capital, LP distributed 537,000 shares of Common Stock to its limited partners and exercised warrants to purchase 62,500 shares of Common Stock at an exercise price of $0.01 per share.

(d) and (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

There is no change to the information set forth in Item 6 of the previously filed Schedule 13D.

Item 7.	Materials to be Filed as Exhibits.

There is no change to the information set forth in Item 7 of the previously filed Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

Hershey Management I, LLC

By: /s/ Adam Hershey

Adam Hershey, Managing Member

Hershey Strategic Capital, LP

By: Hershey Strategic Capital GP, LLC,

General Partner

By: /s/ Adam Hershey

Adam Hershey, Managing Member

Hershey Strategic Capital gp, llc

By: /s/ Adam Hershey

Adam Hershey, Managing Member

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